November 11, 2016

VIA EMAIL and FEDERAL EXPRESS

The Board of Trustees
First Trust High Income Long/Short Fund
C/O: Mr. W. Scott Jardine
General Counsel
120 East Liberty Drive, Suite 400
Wheaton, IL 60187

Re:	First Trust High Income Long/Short Fund (the “Fund”)

Dear Mr. Jardine:

Saba Capital Management, L.P. (“Saba”) represents certain investment funds that beneficially own approximately 11.24% of the outstanding shares of the Fund.

This letter shall serve as notice to the Fund as to Saba’s timely submittal of a shareholder proposal pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), for presentation to the Fund’s shareholders at the Fund’s next annual shareholders’ meeting anticipated to be held in February 2017, or any postponement or adjournment or special meeting held in lieu thereof (the “Meeting”).

Saba’s Rule 14a-8 proposal (the “Proposal”) is as follows:

PROPOSAL

“BE IT RESOLVED, that the shareholders of First Trust High Income Long/Short Fund (the “Fund”) hereby request that the Board of Trustees of the Fund (the “Board”) take all necessary steps in its power to declassify the Board so that all directors are elected on an annual basis starting at the next annual meeting of shareholders. Such declassification shall be completed in a manner that does not affect the unexpired terms of the previously elected trustees.”

November 11, 2016
First Trust High Income Long/Short Fund

SUPPORTING STATEMENT

Corporate Governance

We believe the annual election of all trustees encourages board accountability to its shareholders and when trustees are held accountable for their actions, they perform better. This view is shared by most shareholders and institutional investors, who believe it to be the standard for corporate governance best practices. The vast majority of companies in the S&P 500 and Russell 1000 indexes elect all board members annually.

Currently, the Board is divided into three classes serving staggered three-year terms. It is our belief that the classification of the Board is strong proof that the Board is not acting in the best interests of shareholders. A classified board protects the incumbents, which in turn limits accountability to shareholders.

We are committed to improving the corporate governance of the Fund for the benefit of all shareholders. Declassification of the Board is a positive step which will allow more productive shareholder engagement and will help the Fund achieve its optimal valuation.

Disappointing Performance

The Fund’s long-term performance has been disappointing. Sadly, the Fund has traded at an average discount to Net Asset Value (“NAV”) of more than 12% over the last three years. The Fund’s discount to NAV is among the largest and most persistent in the entire closed-end fund industry and it indicates that the market has lost faith in the Board’s ability to significantly increase value for shareholders.

The Board has failed to take proactive steps to address this discount to NAV, and we believe shareholder value would increase if the Board did take such steps. By way of comparison, other funds in the Fund’s peer group have increased dividend distributions, tendered for shares, and pursued open-ending as a means to increase shareholder value. Thus, we believe that the Fund should adopt a governance structure that would allow the Fund to increase shareholder value.

For a greater voice in the Fund’s corporate governance and to increase the accountability of the Board to shareholders, we urge you to vote FOR this proposal.

END OF PROPOSAL

We began purchasing the shares as early as 2013. As is required by Rule 14a-8 of the Exchange Act, attached is letter from National Financial Services verifying that the Saba fund referenced therein continuously and beneficially owned shares having a market value of $2,000 or more for at least one year prior to the date of the submission of the above Proposal. As of the date hereof, Saba has continuously held the required number of shares for over a one-year period. Saba intends to continue to hold the shares referenced through the date of the Meeting.

November 11, 2016
First Trust High Income Long/Short Fund

Please notify us as soon as possible if you would like any further information or if you believe this notice is deficient in any way or if additional information is required so that Saba may promptly provide it to you in order to cure any deficiency.

Thank you for your time and consideration.

Sincerely,

Michael D’Angelo
General Counsel

Cc:	The Board of Trustees of the Fund
Eleazer Klein, Schulte Roth & Zabel LLP